UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)1

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

399473107

(CUSIP Number)

Peter Ashby
Chief Compliance Officer and Chief Operating Officer
MIG Capital, LLC

660 Newport Center Drive, Suite 1300
Newport Beach, CA 92660
(949) 474-5800

Ryan Nebel

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 31, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,285,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

28,285,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,285,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,285,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

28,285,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,285,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

MIG Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,285,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

28,285,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,285,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

OO, IA

4

CUSIP No. 399473107

1	NAME OF REPORTING PERSON

Richard P. Merage
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		28,285,024
PERSON WITH	9	SOLE DISPOSITIVE POWER

0
	10	SHARED DISPOSITIVE POWER

28,285,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,285,024
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%
14	TYPE OF REPORTING PERSON

IN, HC

5

CUSIP No. 399473107

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	MIG Master Fund, L.P., a Cayman Islands exempted limited partnership (“MIG Master Fund”);
(ii)	MIG Capital Advisors, LLC, a Delaware limited liability company (“MIG Advisors”), which serves as the general partner of MIG Master Fund;
(iii)	MIG Capital, LLC, a Delaware limited liability company (“MIG Capital”), which serves as the investment manager of MIG Master Fund; and
(iv)	Richard P. Merage, who serves as the Chief Executive Officer and Manager of each of MIG Advisors and MIG Capital and the Portfolio Manager of MIG Master Fund.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 to the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of the Reporting Persons is 660 Newport Center Drive, Suite 1300, Newport Beach, California 92660.

(c)       The principal business of MIG Master Fund is investing in securities. The principal business of MIG Advisors is serving as the general partner of MIG Master Fund. The principal business of MIG Capital is serving as the investment manager of MIG Master Fund. Mr. Merage serves as the Chief Executive Officer and Manager of each of MIG Advisors and MIG Capital and the Portfolio Manager of MIG Master Fund.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       MIG Master Fund is organized under the laws of the Cayman Islands. MIG Advisors and MIG Capital are organized under the laws of the State of Delaware. Mr. Merage is a citizen of the United States of America.

6

CUSIP No. 399473107

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 31, 2020, MIG Capital and certain of its affiliates (collectively, “MIG”) entered into an agreement (the “Agreement”) with the Issuer. Pursuant to the Agreement, Richard P. Merage will serve as an advisor to the Board of Directors of the Issuer (the “Board”). As an advisor, so long as MIG beneficially owns at least 3.5% of the outstanding shares of Common Stock, Mr. Merage shall be permitted to attend and reasonably participate at portions of all regularly scheduled and special meetings of the Board from February 1, 2020 to April 30, 2020 (subject to extension to December 31, 2020 at MIG’s election). During such period, Mr. Merage will also have the right to meet with the Issuer’s Chief Marketing Officer from time to time.

Pursuant to the Agreement, MIG is subject to certain customary standstill restrictions from the date of the Agreement until the earlier of (x) the date that is 15 business days prior to the deadline for the submission of stockholder nominations for the Issuer’s 2021 annual meeting of stockholders and (y) the date that is 100 days prior to the first anniversary of the date on which the Issuer first mailed its proxy materials or a notice of availability of proxy materials for the Issuer’s 2020 annual meeting of stockholders (the “Standstill Period”). During the Standstill Period, MIG also agreed to vote all of the shares of Common Stock beneficially owned by it (a) in favor of the Issuer’s nominees for election to the Board and (b) in accordance with the Board’s recommendations with respect to any other matter presented to stockholders of the Issuer for consideration; provided, however, that in the event that Institutional Shareholder Services Inc. (“ISS”) or Glass, Lewis & Co., LLC (“Glass Lewis”) recommends otherwise with respect to any proposals (other than the appointment, election or removal of directors), MIG is permitted to vote in accordance with ISS’s or Glass Lewis’ recommendation; provided, further, that MIG is permitted to vote in its sole discretion with respect to any proposals relating to a merger, takeover, tender (or exchange) offer, acquisition, recapitalization, restructuring, disposition or other business combination or similar transaction involving the Issuer and/or any of its subsidiaries requiring a vote of stockholders of the Issuer. During the Standstill Period, MIG also agreed not to acquire ownership of more than 9.9% of the outstanding shares of Common Stock.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

(a)       The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 564,733,867 shares of Common Stock outstanding as of October 31, 2019, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2019.

As of the date hereof, MIG Master Fund directly beneficially owned 28,285,024 shares of Common Stock, constituting approximately 5.0% of the outstanding shares of Common Stock. MIG Advisors, as the general partner of MIG Master Fund, may be deemed to beneficially own the 28,285,024 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.0% of the outstanding shares of Common Stock. MIG Capital, as the investment manager of MIG Master Fund, may be deemed to beneficially own the 28,285,024 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.0% of the outstanding shares of Common Stock. Mr. Merage, as the Chief Executive Officer and Manager of each of MIG Advisors and MIG Capital, may be deemed to beneficially own the 28,285,024 shares of Common Stock owned by MIG Master Fund, constituting approximately 5.0% of the outstanding shares of Common Stock.

7

CUSIP No. 399473107

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

(b)       By virtue of their respective relationships to MIG Master Fund, each of MIG Master Fund, MIG Advisors, MIG Capital and Mr. Merage may be deemed to share the power to vote and dispose of the shares of Common Stock directly owned by MIG Master Fund.

(c)       None of the Reporting Persons have entered into any transactions in the securities of the Issuer since the filing of the Schedule 13D.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 31, 2020, MIG and the Issuer entered into the Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Agreement, by and among MIG Master Fund, L.P., MIG Capital Advisors, LLC, MIG Capital, LLC, Richard P. Merage and Groupon, Inc., dated January 31, 2020.

8

CUSIP No. 399473107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 31, 2020	MIG MASTER FUND, L.P.

	By:	MIG Capital Advisors, LLC General Partner

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: January 31, 2020	MIG CAPITAL ADVISORS, LLC

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: January 31, 2020	MIG CAPITAL, LLC

	By:	/s/ Richard P. Merage
		Name:	Richard P. Merage
		Title:	Chief Executive Officer and Manager

Date: January 31, 2020

/s/ Richard P. Merage
RICHARD P. MERAGE

9